UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year end 12/31/2001

OR

☐                       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                            to

Commission file number 000-26335

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Team Financial, Inc.

Employee Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Team Financial, Inc.

Employee Stock Ownership Plan

8 West Peoria Street

Paola, Kansas 66071

TEAM FINANCIAL, INC.
EMPLOYEES’ STOCK OWNERSHIP PLAN

Financial Statements and Schedules

December 31, 2001 and 2000

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

To the Plan Advisory Committee of the
Team Financial, Inc. Employees’ Stock
Ownership Plan of Team Financial, Inc:

We have audited the accompanying statements of net assets available for plan benefits of the Team Financial, Inc. Employees’ Stock Ownership Plan as of December 31, 2001 and 2000 and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2001, 2000, and 1999. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Team Financial, Inc. Employees’ Stock Ownership Plan as of December 31, 2001 and 2000 and the changes in net assets available for plan benefits for the years ended December 31, 2001, 2000, and 1999, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 2, 2002

TEAM FINANCIAL, INC.

EMPLOYEES’ STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

	2001	2000
Assets:
Cash	$145,716	36,689
Investments, at fair value:
Common stocks:
Team Financial, Inc.	10,116,898	8,751,967
Other	592,313	675,094
U. S. government agency obligations	69,698	200,289
Interest and dividends receivable	59,493	119,775
Net assets available for plan benefits	$10,984,118	9,783,814

See accompanying notes to financial statements.

TEAM FINANCIAL, INC.

EMPLOYEES’ STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Plan Benefits

For the years ended December 31, 2001, 2000, and 1999

	2001	2000	1999
Additions to net assets attributed to:
Appreciation (depreciation) in fair value of investments	$1,744,679	(2,496,650)	(2,943,050)
Dividend income	249,237	257,372	269,730
Contributions from employer	375,000	340,500	300,244
Interest income	13,403	26,574	49,749
Transfers from other plan	—	53,910	1,245,161
Net additions	2,382,319	(1,818,294)	(1,078,166)

Deductions from net assets attributed to:
Distributions to participants	1,182,000	1,148,826	3,007,172
Interest expense	—	—	25,245
Administrative expenses	15	22	14,890
Total deductions	1,182,015	1,148,848	3,047,307
Increase (decrease) in net assets available for plan benefits	1,200,304	(2,967,142)	(4,125,473)

Net assets available for plan benefits:
Beginning of year	9,783,814	12,750,956	16,876,429
End of year	$10,984,118	9,783,814	12,750,956

See accompanying notes to financial statements.

TEAM FINANCIAL, INC.

EMPLOYEES’ STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1)                     Summary of Significant Accounting Policies

Organization

The Team Financial, Inc. Employees’ Stock Ownership Plan (the Plan) has been adopted by Team Financial, Inc. and its affiliates (Team Financial): TeamBank N.A., Colorado Springs National Bank, and Community Bank. The Plan is administered by Team Financial as Plan Administrator and Trustee.

On June 21, 1999, Team Financial completed an initial public offering of its common stock. As part of the initial public offering, the Plan sold 300,000 shares of Team Financial stock. Net proceeds of $3,139,000 were used to repay debt and to reinvest in other common stock investments.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis in conformity with accounting principles generally accepted in the United States of America and present net assets available for plan benefits and changes in those net assets. Dividend income is accrued on the ex-dividend date. Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Income Taxes

The Plan has received a favorable determination letter, dated April 19, 2001, from the Internal Revenue Service indicating that it is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from tax under Section 501(a) of the Internal Revenue Code. The Plan Administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

Use of Estimates

The Plan utilizes a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2)                     Merger

In December 1999, Team Financial acquired ComBankshares, Inc. and its wholly owned subsidiary, Community Bank. In conjunction with the acquisition, ComBankshares, Inc. Employee Stock Ownership Plan was merged into the Plan. The total assets transferred to the Plan at fair value were $1,245,161, consisting primarily of 3,465 shares of ComBankshares common stock, which was exchanged for 102,330 shares of Team Financial common stock. During 2000, the Plan received assets of $53,910 in connection with the final settlement of the merger with Community Bank’s Employee Stock Ownership Plan.

(3)                     Investment Policy and Contributions

Contributions to fund the Plan are determined by Team Financial’s Board of Directors. Contributions may be made in cash, common stock, or other investments as determined by the Board of Directors. Team Financial may make a contribution up to 15% of the compensation paid to participating employees during the Plan year. Pursuant to certain limitations set forth in the Internal Revenue Code, Team Financial may contribute additional amounts of up to 10% of the total compensation of all participants to apply to a principal repayment on the borrowings incurred for the purpose of acquiring common stock, and/or an amount without limitation if it is to be applied to the repayment of interest on borrowings incurred for the purpose of acquiring common stock.

During 2001, Team Financial contributed 50,000 shares of Team Financial common stock to the Plan. The fair value of these shares totaled $375,000 at the date of contribution. During 2000, Team Financial contributed 45,600 shares of Team Financial common stock to the Plan. The fair value of these shares totaled $340,500 at the date of contribution.

The Plan does not permit contributions by participants.

(4)                     Provisions of the Plan

All employees are eligible to become participants of the Plan on the January 1 or July 1 following the later of six months of employment or age nineteen.

With limited exceptions, an employee must complete 1,000 hours of service during the Plan year and must be employed by the employer on the last day of the Plan year to be entitled to an allocation of Team Financial contributions. Contributions are allocated based upon vesting percentages as shown below:

Years of service	Percent of vested interest
Less than 3 years	—%
3 years	20
4 years	40
5 years	60
6 years	80
7 years or more	100

Participants are eligible for benefit distributions following death, disability, retirement, or other termination of employment. When a participant’s employment is terminated because of retirement, permanent disability, or death, then, unless the participant elects otherwise, the distributions of the participant’s account must commence not later that one-year after the close of the Plan year in which the event occurs. When a participant’s employment is terminated for any other reason, the form of the distribution depends on the balance in the participant’s account. If the vested balance is less than $5,000, the Plan will distribute that amount, in a lump sum, in the Plan year following the Plan year in which the participant terminates. If the vested account balance exceeds $5,000, then, unless the participant elects otherwise, the Plan will generally commence distributions of such amount in the Plan year following the date of termination. Distributions may be in a lump sum or installments. Generally, the portion of a participant’s account invested in Team Financial common stock will be distributed in the form of Team Financial common stock, and the remaining portion of the participant’s account will be distributed at the participant’s election, either in the form of Team Financial common stock or cash. Additionally, vested benefits may be paid to a participant if the participant reaches age sixty or if the participant reaches age fifty-five and has participated in the Plan for at least ten years.

Forfeitures are allocated to the account of each participant in the same manner as Company contributions.

(5)                     Investments

The Plan’s investments are stated at fair value, determined by quoted market prices.

The following presents the investment that represented 5% or more of the Plan’s net assets:

	2001	2000
Team Financial, Inc. common stock	$10,116,898	8,751,967

The investment in Team Financial common stock represents approximately 28% and 32% of the outstanding common stock of Team Financial at December 31, 2001 and 2000, respectively.

During 2001, 2000, and 1999, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2001	2000	1999
U.S. government agency obligations	$(629)	4,286	(4,935)
Common stock	1,745,308	(2,500,936)	(2,938,115)
	$1,744,679	(2,496,650)	(2,943,050)

Schedule 1

TEAM FINANCIAL, INC.

EMPLOYEES’ STOCK OWNERSHIP PLAN

Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2001

Units	Description of investment	Fair value	Historical cost
	Common stock:
1,177,753	Team Financial, Inc.*	$10,116,898	5,456,992
1,000	Abbot Laboratories	55,750	37,775
600	AOL Time Warner, Inc.	19,260	40,702
800	AT&T Corporation	14,512	27,992
257	AT&T Wireless	3,693	8,038
500	Bristol Myers Squibb Company	25,500	35,398
1,000	Cisco Systems, Inc.	18,110	35,926
1,066	Citigroup, Inc.	53,812	39,909
400	Clorox Company	15,820	16,614
500	Coca-Cola Company	23,575	24,694
400	EMC Corporation	5,376	14,029
1,792	Exxon Mobile Corporation	70,426	66,535
500	Fannie Mae	39,750	33,976
750	Gillette Company	25,050	28,203
700	Intel Corporation	22,015	28,309
600	Lucent Technologies, Inc.	3,780	34,856
700	McDonalds Corporation	18,529	31,007
400	Merck & Co., Inc.	23,520	30,872
600	Microsoft Corporation	39,750	48,087
400	Nokia	9,812	19,240
1,050	Pfizer, Inc.	41,842	32,960
500	SBC Communications, Inc.	19,585	25,131
1,000	Walgreen Corporation	33,660	27,108
525	WorldCom, Inc.	7,392	28,557
21	WorldCom, Inc. WorldCom Group	267	1,155
50	Zimmer Holdings, Inc.	1,527	1,794
	Total common stock	10,709,211	6,175,859
	U. S. government agency obligations:
69,538	Government National MortgageAssociation, 6.50%	69,698	69,886
	Total assets held for investment purposes	$10,778,909	6,245,745

* Team Financial, Inc. is a party-in-interest to the Plan.

See accompanying independent auditors’ report.

Schedule 2

TEAM FINANCIAL, INC.

EMPLOYEES’ STOCK OWNERSHIP PLAN

Schedule of Reportable Transactions

Year ended December 31, 2001

Description of assets	Purchase price	Selling price	Expense incurred with transactions	Cost of asset	Current value of asset on transaction date	Net gain
Cash equivalents	$1,798,417	—	—	1,798,417	1,798,417	—
Cash equivalents	—	1,689,389	—	1,689,389	1,689,389	—
Team Financial, Inc.
common stock	375,000	—	—	375,000	375,000	—
Team Financial, Inc.
common stock	—	857,696	—	552,148	857,696	305,548

See accompanying independent auditors' report.